Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

February 16, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:   RYDEX DYNAMIC FUNDS (FILE NOS. 333-84797 AND 811-09525)
      FILING PURSUANT TO RULE 485(a)

Ladies and Gentlemen:

On behalf of our client, Rydex Dynamic Funds (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 11 to the Trust's Registration Statement on Form N-1A, together with all exhibits thereto. This filing is being made for the purpose of introducing the Dynamic Russell 2000 Fund, Inverse Dynamic Russell 2000 Fund, Dynamic Russell 2000 Feeder Fund, Dynamic Russell 2000 Master Fund, Inverse Dynamic Russell 2000 Feeder Fund and Inverse Dynamic Russell 2000 Master Fund to the Trust.

Please do not hesitate to contact me at 202.739.5684 if you have any questions or comments concerning this filing.

Sincerely,

/s/ LAURA E. FLORES
-------------------

Laura E. Flores